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                                                                       Exhibit 1


                        FORWARD LOOKING TECHNOLOGIES, INC

                              FINANCIAL COMMITMENT
                                 FOR $1,000,000
                               TO MICROBEST, INC.

                              Terms and Conditions

This memorandum sets forth the terms and conditions between Forward Looking Technologies, Inc. (the purchaser) and Microbest, Inc. (the company) concerning the purchaser's commitment to support the company's mission with its financial resources.

DESCRIPTION:

The company has developed a line of BioCleansing(R) products for foodservice, commercial, industrial and governmental establishments. These products combine proprietary microbial cultures with safe, effective cleansers to provide uncommon results. User safe and "environmentally preferable," the products digest organic soils such as grease, oil, and urine, thereby reducing slip/fall accident risk, eliminating the source of odors, keeping drain line free, and protecting tile and grout. The company was established in 1994 and on March 2, 1998 its common stock began trading on the NASD OTC/BB. The stock currently trades on the National Quotation Bureau's Electronic Quote System, "The Pink Sheets."

THE COMPANY:

Microbest, Inc., is a Minnesota corporation operating in Florida.

INVESTMENT:

The purchaser is committed to invest up to $1,000,000 in the common stock of the company over the period beginning with the signing of this commitment and ending approximately one year thereafter. Following is a tentative timetable for the committed investments:

         Initial funding, February 16, 2001                    $150,000
         First installment, March 5, 2001                      $100,000
         Second installment, April 2, 2001                     $100,000
         Third installment, May 7, 2001                        $ 75,000
         Fourth installment, June 4, 2001                      $ 75,000

The remaining installments will be made as needed over the remainder of the year based on the company's cash flow needs.

LISTING:

The company will reapply for trading on the NASD OTC/BB after its Form 10SB's open points have been cleared by the Securities and Exchange Commission. The submission of the necessary SEC forms is scheduled for May 15, 2001.


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SHARES OFFERED AND ISSUE PRICE:

The company will issue shares of its common stock in exchange for the funds invested. The price for the shares to be purchased will be at a discount of 25% to the average closing bid price for the five days prior to the date of purchase, as reported on the exchange on which the common stock is then listed and trading.

ESTIMATED PROCEEDS:
The estimated proceeds of this financial commitment are $1,000,000.

COMMITMENT:

This commitment is an agreement to purchase Microbest common stock to be offered without registration in reliance on Section 4 (2) of the Securities Act of 1933 as Rule 144 restricted shares. The shares are not being purchased for subdivision with any one else. There is no present intent to sell or otherwise dispose of the shares.

It is understood that there is presently a limited market for these shares and the shares are being purchased as a long-term investment.

It is understood that the company has no present intent to register the shares, covered by this commitment, under the Securities Act of 1933.

The purchaser is an "Accredited Investor" as that term is defined in Section 2
(15) of the Securities Act of 1933.

Dated: February 13, 2001               Forward Looking Technologies, Inc.


                                       By
                                          --------------------------------------
                                          Name:  David H. Siegel
                                          Title: President